STRATEGIC AMERICAN OIL CORPORATION

9302 Mystic Oaks Trail
Austin, Texas 78750

____________________________________________________________________________________

July 9, 2008                                                                 Via EDGAR and facsimile (to (202) 772-9368)

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, D.C.
U.S.A., 20549
Mail Stop 7010

Attention:         Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:

Strategic American Oil Corporation. (the "Company")
File No. 333-149070
Registration Statement on Amendment No. 4 to Form S-1 dated June 25, 2008 and filed June 26, 2008
Acceleration Request for Registration Statement

            Strategic American Oil Corporation, as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "Commission") that the registration statement be permitted to become effective at 3:00 p.m., Washington, D.C. time, on Friday, July 11, 2008, or as soon thereafter as is practicable. Please advise our counsel, Thomas J. Deutsch, of Lang Michener LLP, Lawyers - Patent & Trade Mark Agents; at phone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

            In connection with our request for acceleration we confirm that:

(a)       we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)       should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Yours very truly,

STRATEGIC AMERICAN OIL CORPORATION

Per:       "Johnathan Lindsay"
Johnathan Lindsay, Secretary, Treasurer, Chief and Principal Accounting Officer